                                                                HEI Exhibit 12.1
                                                                ----------------


Hawaiian Electric Industries, Inc. and subsidiaries
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(unaudited)


                                                          Three months ended                         Three months ended
                                                               March 31,                                  March 31,
                                               -------------------------------------      -------------------------------------
(dollars in thousands)                                  2000 (1)             2000 (2)              1999 (1)             1999 (2)
-------------------------------------------------------------------------------------------------------------------------------
Fixed charges
Total interest charges (3).....................        $ 47,213             $ 74,887              $ 36,642             $ 69,344
Interest component of rentals..................           1,113                1,113                 1,101                1,101
Pretax preferred stock dividend requirements
 of subsidiaries...............................             795                  795                   992                  992

Preferred securities distributions of
   trust subsidiaries..........................           4,009                4,009                 3,999                3,999
                                                  -------------         ------------         -------------         ------------
 Total fixed charges...........................        $ 53,130             $ 80,804              $ 42,734             $ 75,436
                                                  =============         ============         =============         ============



Earnings
Pretax income from continuing operations.......        $ 46,583             $ 46,583              $ 33,197             $ 33,197
Fixed charges, as shown........................          53,130               80,804                42,734               75,436
Interest capitalized...........................            (788)                (788)                 (640)                (640)
                                                  -------------         ------------         -------------         ------------
Earnings available for fixed charges...........        $ 98,925             $126,599              $ 75,291             $107,993
                                                  =============         ============         =============         ============
Ratio of earnings to fixed charges.............            1.86                 1.57                  1.76                 1.43
                                                  =============         ============         =============         ============

(1)  Excluding interest on ASB deposits.

(2)  Including interest on ASB deposits.

(3) Interest on nonrecourse debt from leveraged leases is not included in total interest charges nor in interest expense in HEI's consolidated statements of income.